

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

October 5, 2015

Mr. Pehong Chen
Chief Executive Officer
Broadvision, Inc.
1700 Seaport Boulevard, Suite 210
Redwood City, CA 94063

      Re: Broadvision, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed March 13, 2015
               File No. 1-34205

Dear Mr. Chen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Craig D. Wilson

               Craig D. Wilson
               Sr. Asst. Chief Accountant
               Office of Information Technologies
               and Services